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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

POST-EFFECTIVE AMENDMENT NO. 2 TO
FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

MECHEL OAO
(Exact name of issuer of deposited securities as specified in its charter)

RUSSIAN FEDERATION
(Exact name of issuer of deposited securities as specified in its charter)

DEUTSCHE BANK TRUST COMPANY AMERICAS
(Exact name of depositary as specified in its charter)

Deutsche Bank Trust Company
60 Wall Street
New York, New York 10005
(212) 250-1905
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

Puglisi & Associates
850 Library Avenue, Suite 204
Newark, Delaware 19715
+1-302-738-6680
(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Deutsche Bank Trust Company Americas Attention: ADR Department 60 Wall Street New York, New York 10005 (212) 250-9100	Joseph Ferraro, Esq. Dewey & LeBoeuf LLP No. 1 Minster Court Mincing Lane London EC3R 7YL +44 20 7459 5125

It is proposed that this filing become effective under Rule 466:	☒ immediately upon filing
☐ on (Date) at (Time)

If a separate registration has been filed to register the deposited shares, check the following box:    ☒

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered(1)	Amount to be registered	Proposed maximum aggregate price per unit*	Proposed maximum aggregate offering price*	Amount of registration fee**
American Depositary Shares ("ADSs") evidenced by American Depositary Receipts, each ADS representing one ordinary share nominal value 10 rubles per share of Mechel OAO	N/A	N/A	N/A	N/A

*
Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.

**
All of which was paid in connection with the initial filing of the Registration Statement with the Commission.

PART I

INFORMATION REQUIRED IN PROSPECTUS

        The Prospectus consists of the proposed form of American Depositary Receipt ("ADR" or American Depositary Receipt") included as Annex A to the form of Amendment to Deposit Agreement filed herewith as Exhibit (a)(2), which is incorporated herein by reference.

Item 1.    DESCRIPTION OF SECURITIES TO BE REGISTERED

Cross Reference Sheet

Item, Number and Caption			Location in form of American Depositary Receipt Previously Filed as Prospectus
1.	Name and address of Depositary		Introductory Paragraph
2.	Title of American Depositary Receipts and Identity of deposited securities		Face of American Depositary Receipt, before Introductory Paragraph
Terms of Deposit:
	(i)	The amount of deposited securities Represented by one unit of American Depositary Receipts	Face of American Depositary Receipts, upper right corner
	(ii)	The procedure for voting, if any, the deposited securities	Paragraphs 15 and 16
	(iii)	The collection and distribution of dividends	Paragraphs 12, 14 and 15
	(iv)	The transmission of notices, reports and proxy soliciting material	Paragraphs 11, 15 and 16
	(v)	The sale or exercise of rights	Paragraph 13
	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs 12, 15 and 17
	(vii)	Amendment, extension or termination of the Deposit Agreement	Paragraphs 19, 20 and 21
	(viii)	Rights of holders of American Depositary Receipts to inspect the transfer books of the Depositary and the list of holders of American Depositary Receipts	Paragraph 11
	(ix)	Restrictions upon the right to transfer, deposit or withdraw of underlying securities	Paragraphs 2, 3, 4, 6 and 8
	(x)	Limitation upon the liability of the Depositary	Paragraphs 13, 18, 24 and 25
3.	Fees and Charges		Paragraph 7

Item 2.    AVAILABLE INFORMATION

Item, Number and Caption	Location in Form of American Depositary Receipt Previously Filed as Prospectus
Statement that Mechel OAO is subject to the periodic reporting requirements of the Securities Exchange Act of 1934 and, accordingly, files certain reports with the Commission, and that such reports can be inspected by holders of American Depositary Receipts and copies by public reference facilities maintained by the Commission in Washington, D.C.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.    EXHIBITS

(a)(1)	Agreement. Deposit Agreement, dated as of July 27, 2004, among Mechel OAO (the "Company"), Deutsche Bank Trust Company Americas, as depositary (the "Depositary"), and holders and beneficial owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder (the "Deposit Agreement").—Previously filed.
(a)(2)	Amendment. Form of Amendment to Deposit Agreement, including the form of American Depositary Receipt.—Filed herewith as Exhibit (a)(2).
(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereby or the custody of the deposited securities represented thereby.—Not Applicable.
(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years.—Not Applicable.
(d)	Opinion of counsel to the Depositary, as to legality of the securities being registered.—Previously filed.
(e)	Certification under Rule 466.—Filed herewith as Exhibit (e).
Powers of Attorney for certain directors of the Company.—Set forth on the signature pages hereto.

Item 4.    UNDERTAKINGS

  (a)
  The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the Company which are both: (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the Company.

  (b)
  If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty (30) days before any change in the fee schedule.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to the Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York, on May 19, 2008.

For and on behalf of the legal entity created by the agreement for the issuance of American Depositary Receipts for shares of Mechel OAO:
DEUTSCHE BANK TRUST COMPANY AMERICAS, as Depositary
By:	/s/ CHRIS KONOPELKO Name: Chris Konopelko Title: Vice President
By:	/s/ JIM KELLY Name: Jim Kelly Title: Vice President

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to the Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Moscow, Russian Federation, on May 19, 2008.

MECHEL OAO
By:	/s/ IGOR V. ZYUZIN Name: Igor V. Zyuzin Title: Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment to the Registration Statement on Form F-6 has been signed by the following persons in the capacities indicated on May 19, 2008.

Name	Title

/s/ IGOR V. ZYUZIN Igor V. Zyuzin	Chief Executive Officer and Director
/s/ VALENTIN V. PROSKURNYA Valentin V. Proskurnya	Chairman
/s/ STANISLAV PLOSCHENKO Stanislav Ploschenko	Chief Financial Officer
/s/ TATIANA KALYADINA Tatiana Kalyadina	Chief Accountant
/s/ ALEXEY G. IVANUSHKIN Alexey G. Ivanushkin	Chief Operational Officer and Director
/s/ VLADIMIR A. POLIN Vladimir A. Polin	Director
/s/ ROGER I. GALE Roger I. Gale	Director

/s/ A. DAVID JOHNSON A. David Johnson	Director
/s/ SERAFIM V. KOLPAKOV Serafim V. Kolpakov	Director
/s/ ALEXANDER E. YEVTUSHENKO Alexander E. Yevtushenko	Director
/s/ ALEX POLEVOY Alex Polevoy	Director
/s/ PUGLISI & ASSOCIATES Puglisi & Associates	Authorized U.S. Representative

INDEX TO EXHIBITS

Exhibit Number
(a)(2)	Form of Amendment to Deposit Agreement, including form of Receipt
(e)	Rule 466 certification

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CALCULATION OF REGISTRATION FEE
PART I INFORMATION REQUIRED IN PROSPECTUS
  Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED
  Item 2. AVAILABLE INFORMATION
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 3. EXHIBITS
  Item 4. UNDERTAKINGS
SIGNATURES
SIGNATURES
INDEX TO EXHIBITS